Corning Natural Gas Corporation

330 W. William Street

Corning, New York 14830

August 7, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Registration Statement on Form S-1

File No. 333-182386

Ladies and Gentlemen:

Corning Natural Gas Corporation hereby requests that the effective date of its Registration Statement on Form S-1 (No. 333-182386) be accelerated so that it will be declared effective at 9:00 a.m. on Thursday, August 9, 2012 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as practicable.

The Company acknowledges that:
  if the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declares the filing effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call Deborah J. McLean at (585) 263-1307 or John D. Moragne at (585) 263-1315, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours,

Corning Natural Gas Corporation

By: /s/ Michael I. German

Name: Michael I. German

Title: President and Chief Executive Officer

cc: Deborah J. McLean